SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

Report Regarding Change in Subsidiaries

Woori F&I Co., Ltd., a subsidiary of Woori Finance Holdings, has added “Woori F&I Fifth Asset Securitization Specialty Co., Ltd.” as its subsidiary as of May 23, 2007.

Key details

•	Name of company: Woori F&I Fifth Asset Securitization Specialty Co., Ltd.

•	Financial status:

Total assets (Won)	57,786,000,000	Shareholders’ equity (Won)	9,035,000,000
Total liabilities (Won)	48,751,000,000	Paid-in-capital (Won)	912,000,000

•	Principal business: Asset securitization operations pursuant to the Asset Securitization Act of Korea

•	Date of inclusion as subsidiary: May 23, 2007

•	Total number of subsidiaries of Woori Finance Holdings after inclusion: 23

•	Woori F&I Fifth Asset Securitization Specialty Co., Ltd. is a wholly-owned subsidiary of Woori F&I Co., Ltd. and is a special-purpose company established under the Asset Securitization Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: May 23, 2007	By:	/s/ Byung-Ho Park
(Signature)
	Name:	Byung-Ho Park
	Title:	Managing Director